March 23, 2010

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	CorMedix Inc.
Registration Statement on Form S-1
File No. 333-163380

VIA FACSIMILE

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Washington D.C. time, on March 24, 2010, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: March 1, 2010
(ii)	Dates of distribution: March 3, 2010 through March 23, 2010
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 5
(iv)	Number of prospectuses so distributed: 978

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Executive Managing Director, Investment Banking

Members FINRA & SIPC
405 Lexington Ave. * New York, NY 10174 * tel (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com
New York, NY * Long Island, NY * Redbank, NJ *